[redacted]

09041814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2008 (MM/DD/YY) AND ENDING 04/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K. W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

K. W. Chambers & Co. 7800 Forsyth Blvd., 7th Floor
(No. and Street)

Clayton, (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Overschmidt (314) 236-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

15 Sunnen Drive, #108 (Address) St. Louis, (City) MO (State) 63143 (Zip Code)

SEC
Mail Processing
Section

JUN 29 2009

Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K. W. Chambers & Co., as of April 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN THOMAS
Notary Public - Notary Seal
State of Missouri
St. Louis County
My Commission Expires May 19, 2010
Commission # 06418174

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' report on internal control required by rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K. W. CHAMBERS & CO.

TABLE OF CONTENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
K. W. Chambers & Co.

We have audited the accompanying statement of financial condition of K. W. Chambers & Co. as of April 30, 2009, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of K. W. Chambers & Co. as of April 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

St. Louis, Missouri
June 23, 2009

K. W. CHAMBERS & CO.
STATEMENT OF FINANCIAL CONDITION
Year Ended April 30, 2009

ASSETS

CASH	$	19,557
RECEIVABLES FROM BROKERS OR DEALERS		82,612
PREPAID EXPENSES		8,325
SECURITIES OWNED, AT MARKET VALUE		63,660
	$	174,154

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES		
Payable to brokers or dealers	$	55,095
Accounts payable and accrued liabilities		5,819
Note payable		22,803
		83,717
OWNERSHIP EQUITY		
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued		17,500
Additional paid-in capital		27,018
Retained earnings		59,919
		104,437
Less treasury stock, at cost - 4,500 shares		(14,000)
		90,437
	$	174,154

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF INCOME (LOSS)
Year Ended April 30, 2009

REVENUES		
Commissions	$	338,184
Revenue from sale of investment company shares		652,493
Account supervision and investment advisory fees		351,844
Other		323,219
Total revenues		1,665,740
EXPENSES		
Employee compensation and benefits		294,112
Commissions		1,098,626
Regulatory fees and expenses		6,554
Loss on firm securities investment accounts		18,231
Other expenses		265,839
Total expenses		1,683,362
LOSS BEFORE INCOME TAXES		(17,622)
INCOME TAX PROVISION		(1,618)
NET LOSS	$	(19,240)

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
Year Ended April 30, 2009

	Shares of Common Stock		Common Stock	Additional Paid-In	Retained	Treasury	Total Ownership
	Issued	Treasury	Issued	Capital	Earnings	Stock	Equity
BALANCE AT MAY 1, 2008	17,500	(4,500)	$ 17,500	$ 27,018	$ 79,159	$ (14,000)	$ 109,677
NET LOSS	-	-	-	-	(19,240)	-	(19,240)
BALANCE AT APRIL 30, 2009	**17,500**	**(4,500)**	**$ 17,500**	**$ 27,018**	**$ 59,919**	**$ (14,000)**	**$ 90,437**

See notes to financial statements.

K. W. CHAMBERS & CO.
STATEMENT OF CASH FLOWS
Year Ended April 30, 2009

OPERATING ACTIVITIES	
Net loss	$ (19,240)
Adjustments to reconcile net loss to net cash used by operating activities	
Loss on firm securities investment accounts	18,231
Reinvestment of dividends	(3,941)
Changes in	
Receivables from brokers or dealers	(54,050)
Prepaid expenses	30,000
Payable to brokers or dealers	31,007
Accounts payable and accrued liabilities	(10,201)
Net cash used by operating activities	(8,194)
FINANCING ACTIVITIES	
Payment on note payable	(15,522)
NET DECREASE IN CASH	(23,716)
CASH AND CASH EQUIVALENTS, Beginning	43,273
CASH AND CASH EQUIVALENTS, Ending	$ 19,557
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 6,473
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES	
Insurance premium financed by note payable	$ 38,325

See notes to financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

History and Business Activity

The Company was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas and Tennessee, and the Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash deposits in financial institutions are covered by FDIC insurance which is subject to certain limitations and conditions.

Receivables From Brokers or Dealers

Receivables are carried net of allowance for doubtful accounts. The allowance for doubtful accounts is increased by provisions charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in the character and size of the balance, past and expected future loss experience and other pertinent factors. There was no allowance for doubtful accounts related to these accounts at April 30, 2009.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities

Securities, which consist of mutual funds, are recorded at market value as determined by quoted market prices.

Fair Value Measurements

During the year ended April 30, 2009, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

Income Taxes

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities.

The Company files its income tax returns using the cash basis of accounting.

NOTE 2 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $75,083 which was $50,083 in excess of its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

NOTE 3 — POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities are recorded at fair value based upon a fair value hierarchy in accordance with SFAS 157. For additional information on how the Company measures fair value, see Note 1.

The following are the major categories of assets measured at fair value on a recurring basis during the year ended April 30, 2009:

	Level 1 Quoted Prices in Active Markets for Identical Assets	Level 2 Significant Other Observable Inputs	Level 3 Significant Unobservable Inputs	Fair Value
Securities Owned	$ 63,660	$ -	$ -	$ 63,660

NOTE 5 — NOTE PAYABLE

Note payable consists of an amount financed with an insurance company for payment of an insurance premium, due April 2010, payable in monthly installments of $3,367, including interest at 7.25%. Such note payable is not secured by the assets of the Company.

NOTE 6 — LEASES

The Company leases its office space on a month-to-month basis from a related party. Rent expense was $30,909 for the year ended April 30, 2009.

NOTE 7 — RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The principal stockholder of the Company is also the president of the Company's clearing house. The Company received commission income of $479,073 and paid expenses of $62,437 to the related party. Additionally, the Company received $47,216 in rebates from the related party based upon the volume of trades processed and also received $11,616 of interest income from the related party associated with the Company's client account balances.

NOTE 7 — RELATED PARTIES (Continued)

The Company has a Selling Group Agreement with an entity that has a common stockholder. The Company, who has registered representatives with the Financial Industry Regulatory Authority (FINRA), refers customers to the entity. The entity agrees to pay the Company up to 60% of the fees charged by the entity for its services. Advisory fee income from the entity was $351,844.

NOTE 8 — INCOME TAXES

A reconciliation of income tax expense (benefit) computed at the federal statutory rate and the income tax expense for the year ended April 30, 2009, is as follows:

Income Tax Expense (Benefit) at Statutory Rate	$	(5,991)
Difference Due to Graduated Rates		3,773
State Income Taxes, Net of Federal Benefit		1,297
Other		2,539
	$	1,618

NOTE 9 — NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109". This Interpretation clarifies the accounting and financial statement reporting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 was originally effective for fiscal years beginning after December 15, 2006; however, in December 2008, the FASB issued Staff Position No. 48-3, which deferred the effective date to annual financial statements for fiscal years beginning after December 15, 2008 for nonpublic companies. The Company is currently evaluating the impact of adopting FIN 48 on the financial statements.

On May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165), which is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date - that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. In particular, SFAS 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009. The Company has not completed its evaluation of the potential impact, if any, of the adoption of SFAS 165.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

K. W. CHAMBERS & CO.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
Year Ended April 30, 2009

SCHEDULE 1

COMPUTATION OF NET CAPITAL		
Total ownership equity	$	90,437
Deductions and/or changes		
Nonallowable assets		
Other receivables		3,000
Net capital before haircuts on securities positions		87,437
Haircuts on securities positions		12,354
Net capital	$	75,083
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Payable to brokers or dealers	$	55,095
Accounts payable and accrued liabilities		5,819
Note payable		22,803
Total aggregate indebtedness	$	83,717
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	25,000
Excess net capital	$	50,083
Percentage of aggregate indebtedness to net capital		111 %

The Company's net capital of $75,083 is $50,083 in excess of the $25,000 minimum net capital requirement of the National Futures.

Reconciliation with the Company's computation of net capital (included in Part IIA of Form X-17A-5 as of April 30, 2009):

Net capital as reported in Company's Part II (unaudited)		
Focus Report	$	76,256
Adjustment for income tax accrual		(1,173)
Net capital per above	$	75,083

Statement Pursuant to Rule 15c3-3: the Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Board of Directors
K. W. Chambers & Co.

In planning and performing our audit of the financial statements and supplemental schedule of K. W. Chambers & Co. for the year ended April 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by K. W. Chambers & Co. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements covered by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is intended to be and should not be used by anyone other than these specified parties.

UHY LLP

St. Louis, Missouri
June 23, 2009

K. W. CHAMBERS & CO.

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Year Ended April 30, 2009